Exhibit 99.2

Curaleaf Announces Majority Stake and Forms Strategic Partnership with Germany’s Four 20 Pharma, a Fully EU-GMP & GDP Licensed Producer and Distributor of Medical Cannabis

Deal Bolsters Curaleaf Presence and Cements Strategic Advantage in Europe’s Largest Market as Germany Readies for Adult Use

WAKEFIELD, Mass., August 9, 2022 /PRNewswire/ -- Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading U.S. provider of consumer products in cannabis, today announced that Curaleaf International Holdings Limited, the company’s European holding company, has signed a definitive agreement to acquire a 55% stake in Four 20 Pharma GmbH, a fully EU-GMP & GDP licensed German producer and distributor of medical cannabis with its own product line.

The unique partnership creates a strategic pathway for Curaleaf to acquire complete control of Four 20 Pharma within two years of the commencement of adult use in Germany and ensures alignment between Curaleaf and Four 20 Pharma’s current management team to rapidly build a best-in-class German business and a strong platform for Germany’s eventual adult use market. Germany currently represents the largest medical cannabis market in Europe, with a total addressable market of over €200M in 2022 and expected to grow to nearly €1bn by the end of 2024 via adult-use legalization, which is slated to begin in late 2023 or early 2024.

Four 20 Pharma is among the largest cannabis operators in Germany, with a greater than 10% market share. From its inception, Four 20 Pharma has focused on bringing top quality flower to market.

Boris Jordan, Curaleaf Executive Chairman, stated, "By partnering with Four20 Pharma, Curaleaf’s European business will immediately gain additional critical mass and be in a superior position to capitalize on the accelerating trends in the European cannabis market. The opportunity in Europe cannot be understated, and Curaleaf is uniquely differentiated from other U.S. MSOs via our already significant presence as the largest and most licensed cannabis company in Europe. With cultivation facilities in Portugal, manufacturing facilities in Spain and UK, rapidly growing patient numbers across Europe, particularly in the UK, Curaleaf serves the entire legal cannabis ecosystem and is also poised to capitalize on the adult use opportunity as regulation starts to unlock. This strategic transaction further underscores our aspiration to be the major player in the European market and the leading global cannabis company.”

Miles Worne, President of Curaleaf International, said, “Four 20 Pharma is a leading German distributor with a branded product that consumers love. They’ve captured significant market share in Germany by sourcing product from top EU-GMP certified suppliers around the world and building strong connections with German medical consumers by providing the highest quality flower in a namesake branded offering. As such, Four 20 Pharma is uniquely positioned to capitalize on Germany’s conversion from a medical to an adult use market and we’re thrilled to be partnering with their talented management team.”

Torsten Greif, Managing Partner of Four 20 Pharma, stated, “We have been exploring possible partners to stake our claim in the future German and European cannabis markets, and in Curaleaf we know we’ve found the undisputed leader and the best partner. From the beginning of our conversations, it was clear that they supported our strategic vision and respected our autonomy and entrepreneurial approach. Having full access to the tremendous knowledge and assets of the Curaleaf team will accelerate our future growth projects and help drive our company to the next level.”

Thomas Schatton, Managing Partner of Four 20 Pharma, added, “Curaleaf shares our values of customer dedication and commitment to product quality, and we are incredibly excited about our future together. The team at Four 20 are thrilled to be able to leverage Curaleaf’s proven R&D expertise to help us continue delivering the best quality products to our medical patients and the promising future adult use market.”

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 22 states with 136 dispensaries, 26 cultivation sites, and employs over 5,700 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

About Four20 Pharma

Four 20 Pharma is a leading, fully EU-GMP & GDP licensed European producer and distributor of medical cannabis with industry-leading product quality and best-in-class regulatory expertise. Four 20 Pharma entered the German market with the vision to guarantee continuous patient care, and since the launch in 2020 of its “420NATURAL” brand, the company has created a steady supply chain to deliver the best possible cannabis products to its patients. The company employs 41 team members and is based in Paderborn, Germany.

FORWARD-LOOKING STATEMENTS

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the acquisition of a majority stake in Four 20 Pharma. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed March 9, 2022, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

IR@curaleaf.com

MEDIA CONTACTS

Curaleaf Holdings, Inc.

Tracy Brady, SVP Corporate Communications

Media@curaleaf.com

Four20 Pharma GmbH

Christopher Thiele

christopher.thiele@420pharma.eu